
SEC MAIL PROCESSING
RECEIVED
NOV 1 4 2006
WASH, D.C.
210
SECTION

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications /
Investor Relations


06018530

SUPPL

Date	November 2, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.damad.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated:

November 2, 2006 - **VNU NAMES JAMES CUMINALE EVP, CHIEF LEGAL OFFICER**

With kind regards,
VNU bv



Marianne Damad

PROCESSED
NOV 2 0 2006
THOMSON
FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

1.1.001 02.99



Press release

ADR file nr. 82-2876

Date November 2, 2006

VNU NAMES JAMES CUMINALE EVP, CHIEF LEGAL OFFICER

Cuminale Succeeds Long-Time General Counsel Earl Doppelt

Haarlem, the Netherlands and New York – VNU Group B.V., a leading global information and media company, today named James W. Cuminale executive vice president and chief legal officer, succeeding Earl H. Doppelt, the company's long-time general counsel.

Cuminale joins VNU from PanAmSat Corporation, a Greenwich, Connecticut-based global satellite communications company, where he was executive vice president - corporate development, general counsel and secretary, responsible for the company's legal and regulatory affairs as well as corporate strategy and transactions. In his new role, he will report to David L. Calhoun, chairman and chief executive officer of VNU.

"Jim is a welcome addition to VNU's senior leadership team," said Calhoun. "He is a first-rate attorney with extensive experience handling legal and regulatory issues and corporate strategy and transactions within the information industry. We are fortunate to have someone of his caliber join our team.

"At the same time, I would like to thank Earl Doppelt for his many years of superb service to VNU. Earl has provided expert legal advice and business leadership through three complex ownership transitions, and oversaw our successful legal strategy during more than 10 years of litigation involving our ACNielsen business. We were disappointed by Earl's decision to leave VNU after the sale of the company, but we respect his decision and appreciate greatly his willingness to stay on while we recruited his successor."

Doppelt spent the last 12 years with VNU, ACNielsen and The Dun & Bradstreet Corporation. He was general counsel of D&B when it was broken up into three separate companies in 1996, and became general counsel of one of those companies, the publicly traded ACNielsen Corporation, until VNU acquired ACNielsen in 2001. He was then named executive vice president and chief legal officer of VNU. Doppelt joined D&B in 1994 from Paramount Communications, where he handled all legal matters for the company and its Paramount Pictures and Simon & Schuster units. Earlier, Doppelt was a litigator specializing in antitrust and securities matters for the New York firm of Paul, Weiss, Rifkind, Wharton and Garrison.

Cuminale joined PanAmSat as general counsel in 1995, following a 16-year career with the law firm of Ivey, Barnum & O'Mara in Greenwich, Connecticut. He later added responsibility for the company's regulatory, corporate governance and compliance

Press release

matters as corporate secretary of the public company, and later oversaw all corporate strategy and transactions as head of corporate development. PanAmSat, which recently merged with Intelsat, was a publicly held company until its acquisition in 2004 by private-equity investors, including Kohlberg Kravis Roberts & Co. and The Carlyle Group, two of VNU's current owners.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 81 33
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92